UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

(Translation of registrant’s name into English)

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Termination of Material Agreements

As previously disclosed on the Form 6-K filed by Baosheng Media Group Holdings Limited, a company formed under the laws of the Cayman Islands (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) filed on November 27, 2023, the Company entered into a securities purchase agreement (the “Karboom Securities Purchase Agreement”) with Kaboom Technology Limited (“Kaboom”) on November 17, 2023. Pursuant to the Karboom Securities Purchase Agreement, the Company agreed to issue to the Investor senior convertible promissory notes, in an original principal amount of not more than US$42,000,000 (the “Notes”), convertible into the Company’s ordinary shares, par value $0.0096 per share.

As previously disclosed on the Form 6-K filed by the Company with the SEC on February 7, 2024, the Company entered into a securities purchase agreement (the “VG Securities Purchase Agreement”) with VG Master Fund SPC (“VG Master Fund”) on February 7, 2024. Pursuant to the VG Securities Purchase Agreement, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to US$2,000,000 of the Company’s ordinary shares to VG Master Fund.

As previously disclosed on the Form 6-K filed by the Company with the SEC on March 28, 2024, the Company was served a complaint regarding a lawsuit filed with the United States District Court of the Southern District of New York (the “Litigation”) by three institutional investors (the “Plaintiffs”) against the Company and certain other parties on March 1, 2024. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company’s response to the amended complaint was originally due on April 5, 2024, and was extended to May 22, 2024, in order to coordinate with other defendants in the matter. On May 22, 2024, the Company filed a motion to dismiss the amended complaint. As of the date of this report, there are no anticipated court dates for the Litigation.

As previously disclosed on the Form 6-K filed by the Company with the SEC on May 9, 2024, the Company was served with a copy of a petition for an order presented to the Grand Court of the Cayman Islands (the “Petition”, collectively with the Litigation, the “Legal Proceedings”) on April 10, 2024, the hearing of which will take place on a date to be listed at the Law Courts, George Town, Grand Cayman, Cayman Islands. The Company served a defense to the Petition on May 24, 2024.

On May 31, 2024, Karboom sent the Company a notice of agreement termination (the “Karboom Termination Notice”) regarding the Karboom Securities Purchase Agreement and all related agreements contemplated thereunder (collectively, the “Karboom Agreements”), due to the Legal Proceedings that the Company is currently involved in. Immediately prior to the termination of the Karboom Agreements, the Company had not issued any Note to Karboom under the Karboom Securities Purchase Agreement. Upon the termination of the Karboom Agreements, effective on the date of the Karboom Termination Notice, the Karboom Agreements became null and void and of no further force and effect, and all investment activities between Karboom and the Company ceased immediately.

On June 4, 2024, VG Master Fund sent the Company a notice of agreement termination (the “VG Termination Notice”) regarding the VG Securities Purchase Agreement and all related agreements contemplated thereunder (collectively, the “VG Agreements”), due to the Legal Proceedings that the Company is currently involved in. Immediately prior to the termination of the VG Agreements, there had been no ordinary shares sold by the Company to VG Master Fund under the VG Agreements. Upon the termination of the VG Agreements, effective on the date of the VG Termination Notice, the VG Agreements became null and void and of no further force and effect, and all investment activities between VG Master Fund and the Company ceased immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Shasha Mi
Shasha Mi
Chief Executive Officer

Date: June 12, 2024